

August 6, 2009

Mr. Scott Schroeder
Principal Financial Officer, Vice President and Chief Financial Officer
Cabot Oil & Gas Corporation
1200 Enclave Parkway
Houston, Texas 77077

> **Re:** **Cabot Oil & Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Response Letter Dated June 30, 2009**
> **File No. 001-10447**

Dear Mr. Schroeder:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended 2008

Engineering Comments

1. We have reviewed your response to prior comment two of our letter dated June 8, 2009. We note that in 2006, 2007 and 2008 the development of proved undeveloped (PUD) reserves in the subject fields averaged approximately 8.3% of total PUD reserves per year. If you do not include the field first booked in 2006, the three year average of development of PUD reserves rises to approximately 8.9% per year. This rate is still well below the 20% of PUD reserves needed to be developed annually in order to develop the booked PUD reserves within five years.

   We note that your planned rate of PUD reserves development in the future, based on your planned development schedule of these PUD reserves, increases beginning in 2010. However, even at this higher rate, there will still be approximately 31% of your current PUD reserves in these fields undeveloped after 2011.

Confirm to us that you plan to develop approximately 69% of your current proved reserves in these fields by 2011. Separately, tell us why you believe the remaining 31% of the PUD reserves in these fields after 2011 still represent proved reserves.

2. We have reviewed your response to prior comment three of our letter dated June 8, 2009. We do not believe that your proposed disclosure has addressed your reserve sensitivity to price changes. In this regard, the proposed disclosure appears to only provide investors with a general warning that appears to apply to most companies in your industry. If your reserves are particularly sensitive to price changes such that a change in price will result in a disproportionate change in your reserves, we consider this to be material information requiring specific disclosure to investors. Confirm that in the future if a change in the price of oil or natural gas will result in a disproportionate change in your reserves this will be disclosed to investors.

3. We have reviewed your response to prior comment five of our letter. Please confirm that the 2008 forecast amount was from your total proved case of your 2007 reserve report and not from only the proved developed producing case of that report.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Murphy, Petroleum Engineer, at (202) 551- 3703 with questions about engineering comments. Please contact me at (202) 551- 3461 with any other questions.

Sincerely,

Chris White
Branch Chief